Ameristar Casinos, Inc.

3773 Howard Hughes Parkway, Suite 490S

Las Vegas, Nevada

(702) 567-7000

October 31, 2012

VIA EDGAR

Mr. Duc Dang

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ameristar Casinos, Inc.
Registration Statement on Form S-4 (File No. 333-184355)

Dear Mr. Dang:

This letter is sent on behalf of Ameristar Casinos, Inc. (the “Company”), in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed offer to exchange (the “Exchange Offer”) up to $240,000,000 aggregate principal amount of its 7.50% Senior Notes due 2021 (the “Exchange Notes”) for a like principal amount of its outstanding 7.50% Senior Notes due 2021 (the “Outstanding Notes”).

The Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993.  The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.  In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the Exchange Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes.

The Company will make each person participating in the Exchange Offer aware that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

The Company will also include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision:

If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer.

Please do not hesitate to contact the undersigned at (702) 567-7000 with any questions or comments concerning this letter.

[Signature page follows]

Kind regards,

/s/ Peter C. Walsh
Peter C. Walsh
Senior Vice President, General Counsel and Chief
Administrative Officer, on behalf of Ameristar
Casinos, Inc.

cc:                                Mark S. Lahive, Gibson, Dunn & Crutcher LLP

AMERISTAR EXXON CAPITAL LETTER